Exhibit 12.1

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table shows our unaudited ratios of earnings to (a) fixed charges and (b) fixed charges and preferred stock dividends for each of the preceding five fiscal years.

	For the years ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of US dollars)
Earnings
Net income	72,876	81,702	143,764	115,087	103,087
Plus: Fixed charges	76,721	73,687	78,766	90,868	77,509
Amortization of capitalized interest	896	896	896	782	209
Distributed income of equity investees	3,040	439	-	3,949	-
Loss / (Income) of equity investees	(3,381)	78	529	3,428	(692)
Less: Loss from equity method investees with guarantee debt	(3,316)	(2,482)	-	(153)	-
Interest capitalized	-	-	-	(1,795)	(11,098)
Total Earnings	146,836	154,320	223,955	212,166	169,015

Fixed charges
Interest expenses and capitalized	67,318	70,117	76,870	86,746	75,940
Interest expense of loss making equity investees with guaranteed debt	7,167	957	-	15	-
Amortization and write-off of capitalized expenses relating to indebtedness	2,236	2,613	1,896	4,107	1,569
Total fixed charges	76,721	73,687	78,766	90,868	77,509

Fixed charges and preferred stock dividends
Preferred stock dividends	21,063	21,063	17,903	11,909	1,536
Total fixed charges and preferred stock dividends	97,784	94,750	96,669	102,777	79,045

Ratio of Earnings to Fixed Charges(1)	1.91	2.09	2.84	2.33	2.18
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends(1)	1.50	1.63	2.32	2.06	2.14

(1) For purposes of calculating the ratios above:

·           “earnings” consist of pre-tax income from continuing operations before adjustment for equity investees (which include non-cash unrealized gains and losses on derivative financial instruments) plus fixed charges, net of capitalized interest and capitalized amortization of deferred financing fees, amortization of capitalized interest, distributed income of equity investees, less loss from equity investees with guaranteed debt;

·           “fixed charges” represent interest incurred (whether expensed or capitalized), interest expense of loss-making, equity investees with guaranteed debt and amortization of deferred financing costs (whether expensed or capitalized) and accretion of discount. Costamare is guarantor for the debt (including sale and leaseback transactions) of certain equity investees; and

·           “preferred stock dividends” refers to the amount of pre-tax earnings that is accrued for dividends on outstanding preferred stock. Beginning on August 6, 2013, we had 2,000,000 shares of Series B Preferred Stock outstanding, beginning on January 21, 2014, we had 4,000,000 shares of Series C Preferred Stock outstanding and beginning on May 13, 2015, we had 4,000,000 shares of Series D Preferred Stock outstanding. Our 4,600,000 shares of Series E Preferred Stock were issued on January 30, 2018 and thus have no impact on the table above.